
February 11, 2011

Brad E. Schwartz
Chief Executive Officer
Monarch Financial Holdings, Inc.
1101 Executive Blvd.
Chesapeake, Virginia 23320

> **Re:** **Monarch Financial Holdings, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 001-34565**

Dear Mr. Schwartz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief